UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 22, 2026

In the Matter of

**Gansu Yunzhao Ruyi Technology
Development Co., Ltd.
Rm 2008, 20th Fl, Unit 1
Guangyuan Bldg
12 Minzu West Road
Chengguan District
Lanzhou, Gansu, China**

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-283777

Gansu Yunzhao Ruyi Technology Development Co., Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Gansu Yunzhao Ruyi Technology Development Co., Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 22, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief